Exhibit 99.1

Autohome Inc. Announces Unaudited 2023 Third Quarter Financial Results

BEIJING, November 2, 2023 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months ended September 30, 2023.

Third Quarter 2023 Highlights1

•	Net revenues in the third quarter of 2023 were RMB1,906.0 million (US$261.2 million), compared to RMB1,843.3 million in the corresponding period of 2022.

•

Net income attributable to Autohome in the third quarter of 2023 was RMB578.3 million (US$79.3 million), compared to RMB507.8 million in the corresponding period of 2022, and net income attributable to ordinary shareholders in the third quarter of 2023 was RMB564.0 million (US$77.3 million), compared to RMB495.4 million in the corresponding period of 2022.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the third quarter of 2023 was RMB603.8 million (US$82.8 million), compared to RMB590.0 million in the corresponding period of 2022.

•	Share repurchase: As of October 27, 2023, the Company had repurchased 6,248,945 American depositary shares (“ADSs”) for a total cost of approximately US$187.1 million.

Mr. Quan Long, Chairman of the Board of Directors and Chief Executive Officer of Autohome, stated, “In the third quarter of 2023, online marketplace and others business continued to drive overall growth as we further optimize our revenue structure. This marks our fifth straight quarter of top and bottom-line growth on a year-over-year basis while consistently maintaining a high net profit margin. During the quarter, we accelerated the build out of our content ecosystem, which combines efficient tools, content, and services to create a virtuous cycle that drives growth across the platform. According to QuestMobile, mobile DAUs in September increased 39.3% year-over-year to 69.01 million, underscoring our ability to steady strengthen leadership position in the automotive media vertical. In addition, we continue to explore new ways to develop, integrate, and create synergies between the diverse business models across our ecosystem. We also upgraded the foundational infrastructure and capabilities of our digital platform to enhance the value of our data products. Looking ahead, we will capitalize on the significant opportunities that new energy vehicles (“NEVs”) and digitalization present, support our partners in the transformation of their businesses, and broaden the services we have on offer, to ultimately create a one-stop full-chain ecosystem capable of driving the long-term sustainable growth.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2960 on September 29, 2023 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Net revenues for the third quarter were RMB1.91 billion, with revenues from online marketplace and others business in particular growing at a rapid clip, increasing 25.2% year-over-year and accounting for 31.4% of total revenue. Revenues from both data products and NEV brands continued to maintain momentum with growth rates in the double digit for both when compared to the same period last year. Notably, we refined our new retail business model by integrating our used car business into Autohome Energy Space stores. In addition to providing a one-stop service for selecting and purchasing NEVs from multiple brands, these stores now also offer consumers the opportunity to trade in their cars and apply the proceeds towards the purchase of a new one, taking advantage of the vehicle disposal capacity of TTP Car Inc. Our new retail business is developing rapidly, with 13 Autohome Energy Space stores now under construction in different cities across China. Looking ahead, we will continue to advance our ecosystem approach by creating new business model that connect online and offline channels to help automakers transform and adapt to NEV trends. We are confident that our diversified businesses will drive Autohome’s growth to the next level.”

Unaudited Third Quarter 2023 Financial Results

Net Revenues

Net revenues in the third quarter of 2023 were RMB1,906.0 million (US$261.2 million), compared to RMB1,843.3 million in the corresponding period of 2022.

•	Media services revenues were RMB476.9 million (US$65.4 million) in the third quarter of 2023, compared to RMB555.7 million in the corresponding period of 2022.

•	Leads generation services revenues were RMB830.1 million (US$113.8 million) in the third quarter of 2023, compared to RMB809.1 million in the corresponding period of 2022.

•

Online marketplace and others revenues were RMB599.1 million (US$82.1 million) in the third quarter of 2023, compared to RMB478.5 million in the corresponding period of 2022, due primarily to increasing revenue contribution from data products.

Cost of Revenues

Cost of revenues was RMB373.6 million (US$51.2 million) in the third quarter of 2023, compared to RMB330.7 million in the corresponding period of 2022. The increase was primarily attributable to a rise in content and operational costs. Share-based compensation expense included in cost of revenues in the third quarter of 2023 was RMB2.8 million (US$0.4 million), compared to RMB2.2 million in the corresponding period of 2022.

Operating Expenses

Operating expenses were RMB1,431.4 million (US$196.2 million) in the third quarter of 2023, compared to RMB1,385.8 million in the corresponding period of 2022.

•

Sales and marketing expenses were RMB935.2 million (US$128.2 million) in the third quarter of 2023, compared to RMB862.6 million in the corresponding period of 2022, due primarily to an increase in marketing and promotional expenses. Share-based compensation expense included in sales and marketing expenses in the third quarter of 2023 was RMB15.3 million (US$2.1 million), compared to RMB9.5 million in the corresponding period of 2022.

•

General and administrative expenses were RMB141.0 million (US$19.3 million) in the third quarter of 2023, compared to RMB136.4 million in the corresponding period of 2022. Share-based compensation expense included in general and administrative expenses in the third quarter of 2023 was RMB13.0 million (US$1.8 million), compared to RMB10.9 million in the corresponding period of 2022.

•

Product development expenses were RMB355.2 million (US$48.7 million) in the third quarter of 2023, compared to RMB386.8 million in the corresponding period of 2022, due primarily to a decrease in personnel-related expenses. Share-based compensation expense included in product development expenses in the third quarter of 2023 was RMB26.8 million (US$3.7 million), compared to RMB23.9 million in the corresponding period of 2022.

Operating Profit

Operating profit was RMB166.0 million (US$22.8 million) in the third quarter of 2023, compared to RMB191.7 million in the corresponding period of 2022.

Income Tax Benefit

There was an income tax benefit of RMB145.9 million (US$20.0 million) in the third quarter of 2023, compared to an income tax benefit of RMB180.8 million in the corresponding period of 2022. The income tax benefit was primarily attributable to adjustments made to tax filings of the previous year, which was mainly benefit from the PRC preferential income tax rate and tax holiday of certain subsidiaries.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB578.3 million (US$79.3 million) in the third quarter of 2023, compared to RMB507.8 million in the corresponding period of 2022.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB564.0 million (US$77.3 million) in the third quarter of 2023, compared to RMB495.4 million in the corresponding period of 2022. Basic and diluted earnings per share (“EPS”) were RMB1.15 (US$0.16) and RMB1.15 (US$0.16), respectively, in the third quarter of 2023, compared to basic and diluted EPS of RMB0.99 and RMB0.99, respectively, in the corresponding period of 2022. Basic and diluted earnings per ADS were RMB4.61 (US$0.63) and RMB4.59 (US$0.63), respectively, in the third quarter of 2023, compared to basic and diluted earnings per ADS of RMB3.98 and RMB3.97, respectively, in the corresponding period of 2022.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB603.8 million (US$82.8 million) in the third quarter of 2023, compared to RMB590.0 million in the corresponding period of 2022. Non-GAAP basic and diluted EPS were RMB1.23 (US$0.17) and RMB1.23 (US$0.17), respectively, in the third quarter of 2023, compared to non-GAAP basic and diluted EPS of RMB1.18 and RMB1.18, respectively, in the corresponding period of 2022. Non-GAAP basic and diluted earnings per ADS were RMB4.93 (US$0.68) and RMB4.92 (US$0.67), respectively, in the third quarter of 2023, compared to non-GAAP basic and diluted earnings per ADS of RMB4.73 and RMB4.72, respectively, in the corresponding period of 2022.

Balance Sheet and Cash Flow

As of September 30, 2023, the Company had cash and cash equivalents and short-term investments of RMB23.43 billion (US$3.21 billion). Net cash provided by operating activities in the third quarter of 2023 was RMB425.0 million (US$58.3 million).

Employees

The Company had 5,600 employees as of September 30, 2023, including 2,226 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Thursday, November 2, 2023 (8:00 PM Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI79cf0237be9c4246a515f0ee19a0a904

Please use the conference access information to join the call ten minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss/(gain) relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2022	2023
	RMB	RMB	US$
Net revenues:
Media services	555,745	476,869	65,360
Leads generation services	809,076	830,050	113,768
Online marketplace and others	478,466	599,112	82,115

Total net revenues	1,843,287	1,906,031	261,243
Cost of revenues	(330,661)	(373,552)	(51,200)

Gross profit	1,512,626	1,532,479	210,043

Operating expenses:
Sales and marketing expenses	(862,622)	(935,188)	(128,178)
General and administrative expenses	(136,387)	(141,047)	(19,332)
Product development expenses	(386,750)	(355,172)	(48,680)

Total operating expenses	(1,385,759)	(1,431,407)	(196,190)

Other operating income, net	64,879	64,965	8,904
Operating profit	191,746	166,037	22,757

Interest and investment income, net	152,858	207,365	28,422
(Loss) / gain from equity method investments	(15,739)	54,897	7,524

Income before income taxes	328,865	428,299	58,703
Income tax benefit	180,842	145,888	19,996

Net income	509,707	574,187	78,699
Net (income)/loss attributable to noncontrolling interests	(1,863)	4,151	569

Net income attributable to Autohome	507,844	578,338	79,268
Accretion of mezzanine equity	(35,565)	(38,304)	(5,250)
Accretion attributable to noncontrolling interests	23,157	23,974	3,286

Net income attributable to ordinary shareholders	495,436	564,008	77,304

Earnings per share for ordinary shares
Basic	0.99	1.15	0.16
Diluted	0.99	1.15	0.16
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.98	4.61	0.63
Diluted	3.97	4.59	0.63
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	498,413,636	489,632,372	489,632,372
Diluted	499,473,616	490,986,544	490,986,544

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended September 30,
	2022	2023
	RMB	RMB	US$
Net income attributable to Autohome	507,844	578,338	79,268
Plus: income tax expense/(benefit)	(179,501)	(144,548)	(19,812)
Plus: depreciation of property and equipment	55,522	38,737	5,309
Plus: amortization of intangible assets	10,845	9,657	1,324

EBITDA	394,710	482,184	66,089

Plus: share-based compensation expenses	46,498	57,934	7,941

Adjusted EBITDA	441,208	540,118	74,030

Net income attributable to Autohome	507,844	578,338	79,268
Plus: amortization of intangible assets resulting from business acquisition	10,722	9,583	1,313
Plus: share-based compensation expenses	46,498	57,934	7,941
Plus: investment loss arising from one of financial products[3]	14,823	8,719	1,195
Plus: loss/(gain) on equity method investments, net	15,739	(54,897)	(7,524)
Plus: tax effects of the adjustments	(5,647)	4,108	563

Adjusted net income attributable to Autohome	589,979	603,785	82,756

Net income attributable to Autohome	507,844	578,338	79,268
Net margin	27.6%	30.3%	30.3%
Adjusted net income attributable to Autohome	589,979	603,785	82,756
Adjusted net margin	32.0%	31.7%	31.7%
Non-GAAP earnings per share
Basic	1.18	1.23	0.17
Diluted	1.18	1.23	0.17
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.73	4.93	0.68
Diluted	4.72	4.92	0.67
Weighted average shares used to compute non-GAAP earnings per share:
Basic	498,413,636	489,632,372	489,632,372
Diluted	499,473,616	490,986,544	490,986,544

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,801,299	1,801,253	246,882
Restricted cash	9,175	1,604	220
Short-term investments	19,279,592	21,627,386	2,964,280
Accounts receivable, net	1,927,699	1,376,029	188,600
Amounts due from related parties, current	49,644	45,725	6,267
Prepaid expenses and other current assets	357,522	422,903	57,964

Total current assets	24,424,931	25,274,900	3,464,213

Non-current assets
Restricted cash, non-current	5,000	5,000	685
Property and equipment, net	255,298	195,517	26,798
Goodwill and intangible assets, net	4,220,305	4,162,552	570,525
Long-term investments	419,208	440,980	60,441
Deferred tax assets	265,606	246,883	33,838
Amounts due from related parties, non-current	9,419	17,797	2,439
Other non-current assets	116,052	177,418	24,318

Total non-current assets	5,290,888	5,246,147	719,044

Total assets	29,715,819	30,521,047	4,183,257

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,537,281	2,656,363	364,085
Advance from customers	96,047	103,511	14,187
Deferred revenue	1,147,131	1,104,072	151,326
Income tax payable	251,121	118,409	16,229
Amounts due to related parties	27,096	20,880	2,862

Total current liabilities	4,058,676	4,003,235	548,689

Non-current liabilities
Other liabilities	50,591	80,753	11,068
Deferred tax liabilities	517,926	506,565	69,431

Total non-current liabilities	568,517	587,318	80,499

Total liabilities	4,627,193	4,590,553	629,188

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,605,639	1,719,128	235,626

EQUITY
Total Autohome shareholders’ equity	23,888,842	24,695,592	3,384,812
Noncontrolling interests	(405,855)	(484,226)	(66,369)

Total equity	23,482,987	24,211,366	3,318,443

Total liabilities, mezzanine equity and equity	29,715,819	30,521,047	4,183,257